UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No.         )

Global Diamond Exchange, Inc.

(Name of Subject Company (issuer))

Alex Cherebkov, President of issuer

(Names of Filing Persons (identifying status as offeror, issuer or other person))

common stock

(Title of Class of Securities)

378977102

(CUSIP Number of Class of Securities)

William Haseltine, Attorney at Law

Burk & Reedy

1818 N St., N.W., Suite 400

Washington, D.C. 20036

(202) 204 5003

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

GLOBAL DIAMOND EXCHANGE INC. Management Considers Potential Takeover or Merger

New York, NY. — March 7, 2007/PRNewswire-Firstcall/--Global Diamond Exchange Inc. (OTC: GBDX) is pleased to announce that management has been approached by another company that is viewing Global Diamond as a merger or buyout prospect.

Management will analyze any offer made by this company to determine whether it is viable, and once an offer is made it will be analyzed along with any other competing offers that may materialize in order to maximize shareholder value. A third-party fairness opinion may then be sought. This is the first stage of negotiations, and a due diligence period must follow any agreement.

Alex Cherebkov, President of Global Diamond, stated: “The Company is excited that a potential suitor has surfaced. Our business model was structured to increase shareholder value through revenues and possible acquisitions. Though this is an unexpected avenue, we are however delighted at the prospect. We are evaluating all options.”

In the event an agreement between the two companies is reached, an appropriate announcement will be made and the necessary forms will be filed with the Securities and Exchange Commission. At that time, we will state: 1) the final transaction structure, and 2) the disclosure needed to fulfill management responsibilities ensuring all shareholders rights and other obligations are met.

There are no guarantees at this time that a transaction will occur, just that the company has been approached for a potential takeover or merger. Management will communicate and update the shareholders through press releases when appropriate. Currently, only preliminary negotiations are in progress.

About Global Diamond Exchange:

Global Diamond Exchange originally opened their office on 2 West 46th street in the heart of the New York’s Diamond District. After several years of operation at their New York office the company decided to shut down the operation due to low pricing and soft demand in North America. The company concentrated its efforts on exporting cut diamonds from the Russia Federation and European locations. The new company has reopened its sales offices in the original building ready to take on the increased demand for fine quality diamonds.

NOTE: Safe Harbor for Forward-Looking Statements.

This press release contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 (the “Act”). In particular, when used in the preceding discussion, the words “plan,” “confident that,” “believe,” “scheduled,” “expect,” or “intend to,” and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements. Such risks and uncertainties include, but are not limited to, the ability of the Company to complete the planned bridge financing, market conditions, the general acceptance of the Company’s products and technologies, competitive factors, timing, and other risks described in the Company’s SEC reports and filings.

Contact:

Alex Livak: 347-813-4664

Email: info@fortuneir.com

www.fortuneir.com